FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  19 May 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule101(b)(1)

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permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant
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jurisdiction  in which the  registrant  is  incorporated,  domiciled  or legally organised  (the  registrant's  "home  country"),  or under the rules of the home
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report or other document is not a press  release,  is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
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                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Improved Revenue




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  19 May 2006



                                INDEX TO EXHIBITS



Exhibit No.1                 Description

                             Improved Revenue








IMPROVED REVENUE DRIVES GOOD RESULTS

*         Pre-tax profit of GBP620 million
*         Operating profit of GBP705 million
*         Net costs up 2.9 per cent
*         Unit costs up 0.5 per cent
*         Net debt at GBP1.6 billion

British Airways today announced a pre-tax profit of GBP620 million for the year to March 31, 2006 (2005: GBP513 million profit). The pre-tax profit for the fourth quarter was GBP91 million (2005: GBP6 million loss).

Operating profit for the year was GBP705 million (2005: GBP556 million profit) and GBP93 million for the quarter (2005: GBP46 million profit). The operating margin was 8.3 per cent (2005: 7.2 per cent) and 4.4 per cent in the quarter (2005: 2.5 per cent).

Net debt at GBP1.6 billion fell by GBP1.3 billion during the year, a GBP5 billion reduction since its December 2001 peak. Operating cashflow was GBP1.3 billion, an increase of GBP334 million.

Willie Walsh, British Airways' chief executive, said: "These are good results with revenue performance driven by improvements in seat factors and yield.

"We achieved an operating margin of 8.3 per cent and as a result all our staff will share in a GBP48 million bonus. We remain committed to our goal of reaching a 10 per cent margin by 2008. Our shorthaul business is now in profit for the first time in 10 years but we have still more to do.

"Total costs, however, are up 8.2 per cent with fuel and employee costs a challenge. Our annual fuel bill rose by 44.7 per cent to GBP1.6 billion. Employees costs were up 5.0 per cent.

"The accounting deficit in the New Airways Pension Scheme (NAPS) is up by GBP101 million to GBP2.1 billion, despite the company's increased contributions and equity markets at a five year high. We have announced our proposal to tackle the pension deficit and I am pleased with the dialogue we have had with staff, trustees and trade unions on this vital issue.

"Self-service check-in, both online and at airport kiosks, has been very well received by our customers. We continue to enhance and develop new products and, this summer, we will upgrade our inflight entertainment and introduce our new Club World flat bed."

Martin Broughton, British Airways' chairman, said: "Market conditions remain broadly unchanged. For the year to March 2007 total revenue is expected to improve by 5-6 per cent, up from a previous estimate of 4-5 per cent, due to the impact of the latest fuel surcharges and increases in seat factor. Capacity is expected to increase by 2.5-3 per cent, with a small decline in yields, excluding fuel surcharges.

"As  previously  stated,  fuel costs,  net of hedging,  are expected to be about
GBP600 million more than last year, up from our previous guidance of GBP400 million, due to the recent strong rise in fuel prices. Costs, excluding fuel, are expected to be unchanged."

Group turnover for the year was GBP8,515 million, up 9.6 per cent on a flying programme 2.4 per cent bigger in available tonne kilometers (ATKs). For the quarter, group turnover was up 13.2 per cent at GBP2,122 million on a flying programme 2.2 per cent higher in ATKs.

Revenue passenger kilometres (RPKs) were up 3.7 per cent for the year and up by
2.8 per cent for the quarter. Seat factor was up 0.8 points for the year at a record 75.6 per cent and up 0.1 points in the quarter to 73.1 per cent. Yields, excluding fuel surcharges, were up 1.3 per cent for the year and up 3.7 per cent for the quarter.

Net costs for the year were up by 2.9 per cent and unit costs worsened by 0.5 per cent. In the quarter, net costs and unit costs were up 4.1 per cent and 1.8 per cent respectively.

For the year, cargo volumes measured in cargo tonne kilometers were down 0.4 per cent compared with last year, with yields up 3.8 per cent. For the quarter, cargo volumes were up 2.1 per cent compared with last year, with overall load factor up 0.3 points at 68.5 per cent and yields were up, excluding fuel surcharges at 8.3 per cent.

The Board has recommended that no final dividend be paid.

                                      ends

May 19, 2006
                                   038/KG/2006

Notes to editors:

- The airline's employee reward plan is a bonus arrangement for non-management staff linked to the full year operating margin. The company had to achieve an operating margin of 8.0 per cent after the cost of bonus arrangements to trigger a bonus of one week's pay, with a minimum payment of GBP500 for UK staff. After adjustment to cover the cost of the bonus arrangements, the operating margin for the year was 8.3 per cent and this triggered bonuses of 1.15 weeks' pay for all non-management staff with a minimum payment of GBP575. This is adjusted for overseas staff and pro-rated for part time employees.

- For all periods up to and including March 2005 British Airways has previously prepared its Group financial statements under UK Generally Accepted Accounting Practice (UK GAAP).

- British Airways restated its 2004/05 accounts to International Financial Reporting Standards (IFRSs). The restated accounts were published on July 4, 2005. All comparators referred to are based on these restated accounts.

-           The NAPS accounting deficit is now measured under IAS19.


A webcast of British Airways' presentation to city analysts at 9am BST and the analysts conference call at 2pm BST can be accessed via the internet on www.bashares.com on Friday, May 19.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.